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APR 0 2 2025

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-53487

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Leo Brokerage, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

860 Airport Freeway Suite 402
(No. and Street)

Hurst (City) Texas (State) 76054 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Stephen Tally (Name) 817.354.1090 (Area Code – Telephone Number) stephen.tally@leowealth.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Sanville & Company
(Name – if individual, state last, first, and middle name)

325 N Saint Paul St #3100 (Address) Dallas (City) TX (State) 75201 (Zip Code)

09/18/2003 (Date of Registration with PCAOB)(if applicable) 169 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Stephen Tally, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Leo Brokerage, LLC, as of March 20th, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

TORI ROBERTSON
Notary Public, State of Texas
Comm. Expires 07-07-2027
Notary ID 132070541

Signature: [signature]

Title: CCO / COO

[signature]

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Leo Brokerage, LLC

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2024

S&Co Sanville & Company LLC
Philadelphia | New York | Dallas

Report of Independent Registered Public Accounting Firm

To the Member and
Those Charged With Governance of
Leo Brokerage, LLC

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Leo Brokerage, LLC (the Company) as of December 31, 2024, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information
The supplementary information contained in The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Rule SEC 15c3-3 and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the

supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information contained in the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Sanville & Company, LLC

We have served as the Company's auditor since 2020.

Dallas, Texas
March 28, 2025

S&Co Sanville & Company LLC
Philadelphia | New York | Dallas

Report of Independent Registered Public Accounting Firm

To the Member and
Those Charged With Governance of
Leo Brokerage, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (a) Leo Brokerage, LLC identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which Leo Brokerage, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: Paragraph (k)(1) (the exemption provisions) and (b) Leo Brokerage, LLC stated that Leo Brokerage, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Leo Brokerage, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Leo Brokerage, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of 17 C.F.R. § 240.15c3-3.

Sanville & Company, LLC

Dallas, Texas
March 28, 2025

325 North Saint Paul Street
Suite 3100
Dallas, Texas 75201
214.738.1998

Leo Brokerage, LLC
Statement of Financial Condition
December 31, 2024

ASSETS

Cash	$	213,000
Accounts receivable		5,002
Prepaid expenses		9,882
Total Assets	$	227,884

LIABILITIES AND MEMBERS' EQUITY

Liabilities		
Accounts payable and accrued expenses	$	9,235
Total liabilities		9,235
Members' equity		218,649
Total Liabilities and Members' Equity	$	227,884

The accompanying notes are an integral part of these financial statements.

Leo Brokerage, LLC
Statement of Income
For the Year Ended December 31, 2024

Revenues		
Distribution fees	$	211,561
Other revenue		56,376
Total revenues		267,937
Expenses		
Registered representatives compensation		68,841
Advertising and promotions		235
Travel and entertainment		4,829
Regulatory fees		14,423
Professional fees		31,172
Insurance expense		39,543
General and administrative		5,812
Total expenses		164,855
Net Income	$	103,082

The accompanying notes are an integral part of these financial statements.

Leo Brokerage, LLC
Statement of Cash Flows
For the Year Ended December 31, 2024

Cash Flows from Operating Activities	
Net income	$ 103,082
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Change in assets and liabilities:	
Decrease in accounts receivable	(791)
Increase in prepaid expenses	2,961
Decrease in accounts payable and accrued expenses	2,545
Net cash provided (used) by operating activities	107,797
Cash Flows from Investing Activities	--
Distributions to parent	0
Cash Flows from Financing Activities	-
Net increase in cash	107,797
Beginning cash	105,203
Ending cash	$ 213,000

Supplemental Disclosures

There was no cash paid for income taxes or interest.

The accompanying notes are an integral part of these financial statements.

LEO BROKERAGE, LLC
Notes to Financial Statements
December 31, 2024

Note 1 - Accounting Policies Followed by the Company

BFT Financial Group, LLC (a Texas Limited Liability Company) (the "Company") was formed December 8, 1999 and became effective as a broker/dealer in securities registered with the Securities and Exchange Commission (SEC) on January 11, 2002. In February 2023, the name of the Company was changed to Leo Brokerage, LLC. The Company operates under SEC Rule 15c3-3(k)(1) which limits the Company's business to the distribution of mutual funds and variable life insurance or annuities. Additionally, no customer funds or securities can be held, under this provision. The Company is also registered with the SEC as an investment advisor under the Investment Advisers Act of 1940.

In July 2019, the Company's members entered into an agreement to exchange 100% of their ownership in Company for 40% of The Capital Company Group Limited ("CCGL"), a company incorporated in the Cayman Islands and thereafter the Company has become a wholly owned subsidiary of CCGL. CCGL's liability is limited to the capital account balance. In July 2021, CCGL completed a merger with The Leo Group. BFT remains a wholly owned entity of this newly merged entity. The new entity's liability is limited to the capital account balance.

Reimbursement Income

The Company charges registered representatives for related compliance costs incurred by the Company. These expenses are assessed to registered representatives in the form of fixed monthly or annualized expenses. During 2024 $56,376 were charged to registered representatives of the Company.

Distribution Fees

The Company earns revenues for selling mutual funds, variable annuities and insurance products. The performance obligation is satisfied at the time of each individual sale. A portion of the revenue is based on a fixed rate applied, as a percentage, to amounts invested at the time of sale. The remaining revenue is recognized over the time the client owns the investment or holds the contract and is generally earned based on a fixed rate applied, as a percentage, to the net asset value of the fund, or the value of the insurance policy or annuity contract. The ongoing revenue is not recognized at the time of sale because it is variably constrained due to factors outside the Company's control including market volatility and client behavior (such as how long the clients holds their investment, insurance policy or annuity contract). The revenue will not be recognized until it is probable that a significant reversal will not occur. Distribution revenue earned during the year ended December 31, 2024 was $211,561.

The economic conditions which affect the Company's operations are related to the overall strength of the financial markets.

The Company's customers are primarily individuals residing in the Dallas/Fort Worth metropolitan area and other parts of Texas, Nebraska and California.

The Company is wholly owned subsidiary of an entity that files a consolidated federal tax return. Accordingly, no federal tax expense is accrued. Any tax liability is the responsibility of the consolidating entity.

Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises. The Company's income tax returns are subject to examination over the statutes of limitations, generally three years from the date of filing.

Note 1 - Accounting Policies Followed by the Company, continued

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

As of December 31, 2024, the Company had net capital of approximately $203,765 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.05 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Commitment and Contingencies

The Company's office space had been subject to a lease which was entered into with a third-party commercial management firm effective May 1, 2021, for a 61-month term. Effective November 30, 2021, this new lease was assigned and assumed by Leo Wealth, LLC ("Leo") a related party entity. Under the terms of the assignment the Company shall remain jointly and severally liable on the Lease to Lessor, together with Leo, for all obligations, liabilities, responsibilities, indemnities, and payments due under the lease.

Schedule I

Leo Brokerage, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2024

Computation of Net Capital

Total members' equity qualified for net capital	$	218,649
Deductions and/or charges		
Non-allowable assets:		
Accounts receivable		(5,002)
Prepaid expenses		(9,882)
Net capital before haircuts on securities positions		203,765
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(c)(2)):		--
Net capital	$	203,765

Aggregate Indebtedness

Items included in statement of financial condition		
Accounts payable and accrued expenses	$	9,235
Total aggregate indebtedness	$	9,235

Schedule I (continued)

Leo Brokerage, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2024

Computation of Basic Net Capital Requirement

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 616
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Minimum net capital requirement (greater of two minimum requirement amounts)	$ 5,000
Net capital in excess of minimum required	$ 198,765
Net capital less greater of 10% of aggregrate indebtedness, or 120% of minimum net capital	$ 192,765
Ratio: Aggregate indebtedness to net capital	0.05 to 1

Reconciliation with Company's Computation
There are no material differences between this computation of net capital and the corresponding computation prepared by the Company and included in the unaudited Form X-17 A-5 Part II FOCUS Report filing as of the same date.

Schedule II & III

Leo Brokerage, LLC
Computation For Determination Of Reserve Requirements And
Information Relating To Posession Or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2024

The Company is considered exempt from Securities Exchange Commission ("SEC") Rule 15c3 3 pursuant to the exemptive provision of sub paragraph (k)(1) and therefore, is not required to maintain a "Special reserve bank account for the Exclusive benefit of customers."

March 28, 2025

Sanville & Company, LLC
325 North Saint Paul St.
Suite 3100
Dallas, Texas 75201

Audit of Financial Statements

This representation letter is provided in connection with your audit of the financial statements of Leo Brokerage, LLC (the Company), which comprise the statement of financial condition as of December 31, 2024, the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes to the financial statements, for the purpose of expressing an opinion on whether the financial statements are presented fairly, in all material respects, in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

We confirm, to the best of our knowledge and belief, as of the date of this letter:

1. We have fulfilled our responsibilities, as set out in the terms of the audit engagement letter dated October 21, 2024, for the preparation and fair presentation of the financial statements referred to above in accordance with U.S. GAAP.

2. The financial statements referred to above are fairly presented in conformity with U.S. GAAP. Presentation of the financial statements in conformity with U.S. GAAP is our responsibility.

3. We are responsible for establishing and maintaining effective internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in conformity with U.S. GAAP.

4. We have made available to you:
   a. All financial records and related data, including the names of all related parties and all relationships and transactions with related parties.

   b. All additional information that you have requested from us for the purpose of the audit.

   c. Unrestricted access to persons within the entity from whom you determined it was necessary to obtain audit evidence.

5. We certify that for the period from January 1, 2024, to the date of this letter, there have been no:

   a. Amendments to the corporate charter and (or) bylaws.

   b. Changes in the classes, par, or stated value, or rights of any class of capital stock.

   c. Transactions related to the sale, purchase or retirement of the Company's capital stock or issuance of any warrants, rights, or options to purchase the Company's capital stock.

   d. Stock dividends, splits or dividends declared but unpaid.

   e. Mergers, reorganizations, business acquisitions or disposals, or formation or dissolutions of any business entities.

   f. Adoption or amendment of any employee benefit plan.

g. Changes in officers or directors.

h. New employment or other compensatory contracts.

i. New pledging of corporate assets, corporate guarantees or corporate debt agreements.

6. We have no knowledge of fraud or suspected fraud affecting the entity involving:

a. Management.

b. Employees who have significant roles in internal control.

c. Others where the fraud could have a material effect on the financial statements.

7. We are aware of no significant deficiencies, including material weaknesses, in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial data.

8. There have been no communications from regulatory agencies concerning noncompliance with, or deficiencies in, financial reporting practices.

9. We have no plans or intentions that may materially affect the carrying value or classification of assets or liabilities.

10. The following have been properly accounted for and (or) disclosed in the financial statements in accordance with U.S. GAAP:

a. Related-party relationships and transactions.

b. The effects of all known actual or possible litigation and claims.

c. Guarantees, whether written or oral, under which the Company is contingently liable.

d. All other liens or encumbrances on assets and all assets pledged as collateral.

e. All significant estimates and material concentrations known to management that are required to be disclosed in accordance with the *Risks and Uncertainties* Topic of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC). Significant estimates are estimates at the balance sheet date that could change materially within the next year. Concentrations refer to volume of business, revenues, available sources of supply or markets for which events could occur that would significantly disrupt normal finances within the next year.

11. We have disclosed to you the identity of the Company's related parties and all information concerning related-party relationships, transactions, and amounts receivable from or payable to related parties of which we are aware, including support for any assertion that a transaction with a related party was conducted on terms equivalent to those prevailing in an arm's-length transaction.

12. There are no:

a. Material transactions that have not been properly recorded in the accounting records underlying the financial statements. There were no material period-end adjusting entries affecting prior annual or interim periods.

b. Violations or possible violations of laws or regulations whose effects should be considered for disclosure in the financial statements or as a basis for recording a loss contingency.

c. Significant estimates and material concentrations known to management that are required to be disclosed in accordance with the *Risks and Uncertainties* Topic of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) that have not been disclosed. Significant estimates are estimates at the balance sheet date that could change materially within the next year. Concentrations refer to volume of business, revenues, available sources of supply or markets for which events could occur that would significantly disrupt normal finances within the next year.

d. Other material liabilities or gain or loss contingencies that are required to be accrued or disclosed by the *Contingencies* Topic of the FASB ASC.

e. Side agreements or other arrangements (either written or oral) undisclosed to you.

13. We are not aware of any pending or threatened litigation, claims or assessments, or unasserted claims or assessments, that are required to be accrued or disclosed in the financial statements in accordance with the *Contingencies* Topic of the FASB ASC, and we have not consulted a lawyer concerning litigation, claims or assessments.

14. The Company has satisfactory title to all owned assets.

15. We have complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.

16. Net capital computations, prepared by the Company during the period from January 1, 2024, through the date of this letter, indicate that the Company was in compliance with the requirements of 17 C.F.R. § 240.15c3-1 (the net capital rule) (and applicable exchange requirements) at all times during the period.

17. In accordance with the terms and conditions set forth in the audit engagement letter, we confirm that we:

    a. Implemented and maintained policies and procedures to identify and monitor current and potential affiliates of the Company, as defined in Rule 2-01, including the nature, extent and other relevant aspects of relationships and services between Sanville & Company.

    b. Provided you with all information we are aware of with respect to current and potential affiliates, including ownership percentage and materiality assessments.

    c. Made you aware, to the best of our knowledge and belief, of any nonaudit services that the Company or any of our affiliates has engaged Sanville & Company to perform.

18. With respect to the supplemental information presented in accordance with 17 C.F.R. § 240.17a-5 in relation to the financial statements as a whole:

    a. We acknowledge our responsibility for the fair presentation of the supplemental information in accordance with 17 C.F.R § 240.17a-5.

b. We acknowledge our responsibility for the form and content of the supplemental information in conformity with 17 C.F.R. § 240.17a-5.

c. We believe that such supplemental information, including its form and content, is fairly stated in all material respects.

d. There are no significant assumptions or interpretations underlying the measurement or presentation of the supplemental information.

19. We have no knowledge of any uncorrected misstatements in the financial statements.

Review of Exemption Report

In connection with your review of the following statements made by us in our exemption report prepared pursuant to 17 C.F.R. § 240.17a-5: (a) a statement that identifies the provisions in Paragraph (k) of 17 C.F.R. § 240.15c3-3 (the exemption provisions) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the identified exemption provisions); (b) a statement that the Company met the identified exemptions provisions throughout the year ended December 31, 2024, as described in the exemption report; and (c) if applicable, a statement that identifies each exception during the year ended December 31, 2024 in meeting the identified exemption provisions (an exception) and that briefly describes the nature of each exception and the approximate date(s) on which the exception existed (collectively, the Assertions), in accordance with attestation standards established by the PCAOB, we confirm, to the best of our knowledge and belief, the following representations made to you during the course of your engagement:

20. We are responsible for compliance with the identified exemption provisions throughout the year ended December 31, 2024.

21. We are responsible for the Assertions included in the Company's exemption report.

22. We acknowledge our responsibility for establishing and maintaining a system of internal control with the objective of providing the Company with reasonable assurance that any instances of noncompliance with the exemption provisions will be prevented or detected on a timely basis.

23. There are no known matters contradicting the Assertions or any communications from regulatory agencies, internal auditors, those who perform compliance functions, other auditors or others who perform equivalent functions that are relevant to the Company's Assertions received through the date of this letter.

24. We have made available to you all records and other information relevant to the Company's Assertions.

25. No events or transactions have occurred subsequent to December 31, 2024 that would require adjustment to, or disclosure in, the presentation of the exemption report.

26. We have no knowledge of allegations of fraud or suspected fraud affecting the entity involving:

a. Management.

b. Employees who have significant roles in internal control.

c. Others where fraud could have a material effect on the Assertions.

All Engagements

27. During the course of your engagements, you may have accumulated records containing data that should be reflected in our books and records. All such data have been so reflected. Accordingly, copies of such records in your possession are no longer needed by us.

28. We acknowledge our responsibility for the design and implementation of programs and controls to provide reasonable assurance that fraud is prevented and detected.

29. We have no knowledge of any allegations of fraud or suspected fraud affecting the Company received in communications from employees, former employees, analysts, regulators, short sellers or others.

30. We have responded fully to all inquiries made to us by you during your engagements.

Leo Brokerage, LLC

Stephen Tally, Chief Operating Officer

S&Co Sanville & Company LLC
Philadelphia | New York | Dallas

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Related to an Entity's Claim for Exclusion from Membership in SIPC

To the Member and
Those Charged With Governance of
Leo Brokerage, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, on the accompanying Certification of Exclusion From Membership (Form SIPC-3). Management of the Leo Brokerage, LLC (the Company) is responsible for its Form SIPC-3 and for its compliance with the applicable instructions on Form SIPC-3.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the exclusion requirements from membership in SIPC under section 78ccc(a)(2)(A) of the Securities Investor Protection Act of 1970 for the year ended December 31, 2024, as noted on the accompanying Form SIPC-3. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The appropriateness of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the appropriateness of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the Total amount included in the accompanying Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2024, to the total revenues in the Company's audited financial statements included on Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2024, noting no differences.

2. Compared the amount in each revenue classification reported in the Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2024, to supporting schedules and working papers, noting no differences.

3. Recalculated the arithmetical accuracy of the Total Revenues amount reflected in the Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2024, and in the related schedules and working papers, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not, conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-3 and for its compliance with the applicable instructions on Form SIPC-3 for the year ended December 31, 2024. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

Sanville & Company, LLC

Dallas, Texas
March 28, 2025

325 North Saint Paul Street
Suite 3100
Dallas, Texas 75201
214.738.1998

Leo Brokerage, LLC

Schedule of Form SIPC-3 Revenues for the year ended December 31, 2024

Amount ($)	Business activities through which revenue was earned
$ 211,563	Distribution of shares of registered open-end investment companies or unit investment trusts
$ 56,376	Other revenue
$ 267,939	Total Revenues

SIPC-3 **SECURITIES INVESTOR PROTECTION CORPORATION** SIPC-3

Certification of Exclusion from Membership

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA")

8-53487 DEA: FINRA 2025 Dec

LEO BROKERAGE LLC
860 AIRPORT FREEWAY STE 402
HURST, TX 76054

The above broker-dealer certifies that during the fiscal year ending 12/31/2025

(check appropriate boxes):

- ☐ (i) Its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;
- (ii) Its business as a broker-dealer is expected to consist exclusively of:
  - ☑ (I) the distribution of shares of registered open end investment companies or unit investment trusts;
  - ☑ (II) the sale of variable annuities;
  - ☐ (III) the business of insurance;
  - ☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;
- ☐ (iii) It is registered pursuant to 15 U S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

and that, therefore, under section 78ccc(a)(2)(A) of SIPA it is excluded from membership in SIPC.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A) of SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessment thereafter required under section 78ddd(c) of SIPA.

☑ By checking this box, you certify that you have the authority of the broker-dealer to sign this form; that all information in this form is true and complete; and that on behalf of the broker-dealer, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy.

LEO BROKERAGE LLC	STEPHEN DALLAS TALLY
(Name of Broker-Dealer)	(Authorized Signatory)
2/5/2025	CCO/COO
(Date)	(Title)
	8173541090
	(Phone No)

Completion of the "Authorized Signatory" line will be deemed a signature. Retain a copy of this completed form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

This form is due 30 days after the beginning of the fiscal year.